Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Attn: Gregory Herbers, Sherry Haywood

August 25, 2022

Re:	Aptera Motors Corp.

Post Qualification Amendment No. 1 to Offering Statement on Form 1-A

Filed August 8, 2022

File No. 024-11479

Dear Mr. Herbers and Ms. Haywood:

On behalf of Aptera Motors Corp. (the “Company”), I hereby request qualification of the above-referenced offering statement at 12:00 p.m., Eastern Time, on August 29, 2022, or as soon thereafter as is practicable.

Sincerely,

/s/ Chris Anthony

Chris Anthony, Chief Executive Officer